FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 27, 2010, announcing that the Company has entered into letters of intent for the acquisition of the remaining ownership percentages in each of Bulk Energy Transport (Holdings) Limited and Maritime Capital Shipping Limited.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP.
ENTERS INTO LETTERS OF INTENT TO ACQUIRE ALL REMAINING MINORITY STAKES
IN ITS BET AND MCS SUBSIDIARIES ACHIEVING FULL OWNERSHIP OF ITS 20 SHIP FLEET

August 27, 2010 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today that it has entered into letters of intent for the acquisition of the remaining ownership percentages in each of Bulk Energy Transport (Holdings) Limited ("BET") and Maritime Capital Shipping Limited ("MCS"). The Company acquired a 50% interest in BET in August 2009 and a 51% interest in MCS in May 2010.

Pursuant to the letter of intent with Mineral Transport Holdings Inc. (the "BET Seller"), the Company has agreed to acquire the remaining 50% interest in BET owned by the BET Seller for a purchase price of $33,000,000, which will be paid by the Company to the BET Seller in the form of cash in the amount of $7,000,000 and shares of the Company's common stock totaling to $26,000,000 at an agreed price of $1.05 per share. The acquisition is subject to final documentation expected to be entered into by the BET Seller and the Company by September 15th, 2010, and is also subject to lenders' approval and to approval by the Company's Board of Directors.

Pursuant to the letter of intent with Maritime Capital Shipping (Holdings) Limited (the "MCS Seller"), the Company has agreed to acquire the remaining 49% interest in MCS owned by the MCS Seller for a purchase price of $29,000,000, which will be paid by the Company to the MCS Seller in the form of cash in the amount of $3,000,000 and shares of the Company's common stock totaling to $26,000,000 at an agreed price of $1.05 per share. The acquisition is subject to final documentation expected to be entered into by the MCS Seller and the Company by September 15th, 2010, and is also subject to lenders' approval and to approval by the Company's Board of Directors.

Both the BET Seller and the MCS Seller are related to the Company. The shares of the Company's common stock forming part of the BET and the MCS purchase price will be issued to four entities affiliated with members of the Restis family.

Following the acquisitions, the Company will own a fleet of 20 dry bulk vessels with a combined cargo-carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.8 years, comprising of four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize dry bulk carriers.

The Chairman and CEO of the Company, Dale Ploughman, commented as follows: "I am pleased to announce the achievement of another transformational milestone in the development of Seanergy. The deal to acquire all minority stakes in both BET and MCS was agreed at a premium of 14% on the share price based on the closing price of $0.92 on August 25th. This transaction generates several benefits to our Company. It simplifies our balance sheet and ownership structure, expands our revenue and profit generation capacity and is accretive to earnings per share. By issuing new shares at a premium, we avoided dilution and the significant cost usually associated with capital raising. Furthermore, the fact that the sellers of the minority stakes will exchange them for shares of Seanergy and at a premium tangibly indicates their confidence in the future prospects on our Company. In the short period of less than two years as a publicly traded company, we have more than tripled our fleet from six to 20 vessels, quadrupled our deadweight tonnage, enhanced our fleet's operational versatility without sacrificing the strength of our balance sheet and achieved a charter portfolio that generates sizeable and stable cash flows with significant upside potential. We will continue our strategy of seeking accretive growth opportunities to further enhance shareholder value for the long term and build Seanergy into an industry leader."

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family.  In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited, which owns four Capesize and one Panamax dry bulk carriers. In May 2010, the Company acquired a controlling interest in Maritime Capital Shipping Limited, which owns nine Handysize dry bulk carriers.

The Company's current controlled fleet includes 20 drybulk carriers (four Capesize, three Panamax, two Supramax and one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.8 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Dale Ploughman
	By:	Dale Ploughman
Chief Executive Officer

Dated: August 27, 2010

SK 26979 0001 1127453